

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 10, 2008

Julius Jackson
President
Millennium Group Worldwide Incorporated
2825 N. 10th St.
St. Augustine, FL 32084

Re: Millennium Group Worldwide Incorporated
Amendment No. 6 to Form S-1
Filed October 2, 2008
File No. 333-145553

Dear Mr. Jackson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one in our letter dated August 1, 2008 contained three representations concerning the company's status as an investment company and investment adviser. In this regard, please revise the subsection titled "Private Equity Fund Management" on page 26 to include these three representations.

Registration Statement Cover Page

2. Please revise to indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Prospectus Cover Page

3. Please clarify here and elsewhere in your prospectus the meaning of the phrase "break escrow." Further, expand your discussion to explain how investors from these states will be treated differently in the offering, and whether their subscriptions will count toward the $3,000,000 minimum.

Table of Contents, page 2

4. Please revise to update your table of contents, including pagination.

The Offering, page 5

Minimum Subscription, page 5

5. Please disclose, if true, that unless a change in a material term in the offering occurs, subscriptions in this offering are irrevocable.

Proceeds Held, page 5

6. We note that you continue to disclose that if a secondary market develops, the selling price will be at the average of the bid and asked price of the market where the shares are then traded, and that the prospectus will be updated "to the extent securities law requires." As noted in prior correspondence, please revise to disclose that any change from the specified offering price of $12 after the effective date of the registration statement will terminate the original offer and subscribers would then be entitled to a refund of their money. If a change to the specific offering price were to occur, any new offering (including a reconfirmation offering) may only be made by means of a post-effective amendment. For more information, please see Rule 10b-9.

Post-Offering Securities Outstanding, page 6

7. Please correct the last sentence of this subsection to state that the number of shares outstanding if the minimum offering is achieved will be 6,500,000, not 9,375,000.

Risk Factors…, page 7

(12) The Company is Subject to Direct Government Regulations…, page 10

8. We note your response to comment six in our letter dated August 1, 2008, and we re-issue our comment. The focus of your business plan is on diverse

enterprises which involve differing degrees of governmental regulation. For example, your planned financial services operations involve government oversight at the state and federal level which have not been discussed. As previously requested, please provide a separate section titled "Government Regulation," identifying and discussing the various regulations to which the company will be subject. Included in this section should be an explanation as to how these various regulations will affect the company and its operations. Disclose, if true, that the company's role in marketing JP Morgan Chase mortgage products to homeowners requires licensing as a mortgage broker in states that it markets such insurance products.

Certain Related Party Transactions, page 13

9. We note your response to comment eight in our letter dated August 1, 2008. However, your response and the revision made to the prospectus do not respond to our comment, which called for more disclosure regarding your relationship with The Ronco Group. As previously requested, revise this section to provide additional disclosure to clarify what was originally planned and how the fire protection and fuel distribution contracts related to your initial real estate development projects. Further, state whether you expect to have any continuing relationship with The Ronco Group, and if so, provide details as to the nature of any relationship.

10. In the last sentence of the fifth paragraph on page 14, you state that the offering price per share is based on the net present value, as determined by Richard Corrigan. However, risk factor number 17 on page 12 specifically states that there is no direct correlation between the offering price of the shares and the company's asset value. Please reconcile these inconsistent statements.

The Company, page 14

MGW International, page 22

11. In the first sentence of the last paragraph on page 23, please revise to explain what you mean by the phrase "beach head."

Additional Disclosures, page 28

Contracts in Existence, page 29

12. We note that five of your contracts expire on October 15, 2008. Please update your disclosure here and elsewhere in your prospectus as a result of these contracts expiring prior to the commencement of the offering.

6. Security Ownership by Beneficial Owners and Management, page 35

13.   We note the revisions you made in response to comment 14 in our letter dated
        August 1, 2008. However, we continue to believe that further revisions are
        necessary to comply with Item 403 of Regulation S-K. For example, you should
        revise the percentages disclosed in the "% at Minimum" column to reflect the
        dilution that occurs as a result of the offering increasing the number of shares
        outstanding to 6,500,000. Further, please add a new column titled "Percent of
        Class" to the right of the column titled "No. Shares Prior to Offering" that
        discloses the current percent of class owned by each person or entity.

Selected Financial Data, page 36

14.   Refer to your presentation for the year ended 12/31/2007. Please revise your
        amounts for loss from operations, net loss and net loss per share to reflect such
        amounts as negative. Similarly revise the loss from operations for the year
        ended 12/31/2006.

Plan of Operations, page 37

15.   We note your response to comment 17 in our letter dated August 1, 2008. Please
        be advised that we have not yet received your amended confidential treatment
        application responding to our comment letter dated September 3, 2008, and that
        your registration statement will not be declared effective until we have cleared
        all issues related to your confidential treatment request.

Management's Discussion and Analysis…page 37

Liquidity and Capital Resources, page 38

16.   You state in the first sentence of this paragraph, "Cash and cash equivalents are
        non-existent." Please reconcile this statement with your Statement of Cash
        Flows on page I-5 that provides that you had $265,948 in cash as of June 30,
        2008.

Application of Proceeds, page 39

St. Augustine Real Estate, page 40

17.   We note that you state in the last sentence of this subsection that if the mid-point
        is reached you intend to invest $5,000,000, and if the maximum is reached you
        intend to invest $1,500,000. Please confirm that these amounts are correct (as it
        appears they are backwards), or revise as appropriate.

Automotive Dealerships, page 41

18.   We note that you state in the last sentence that the company will invest
        $4,300,000 in this sector once the mid-point is reached. However, the table on
        page 39 states that you will not invest in this sector until the maximum is
        reached. Please reconcile.

Affinity Products and Direct Marketing, page 41

19.   The last sentence of the first paragraph states that if the mid-point or maximum
        is reached, the company intends to invest $1,000,000. However, the table on
        page 39 states that you will invest $5,000,000 in this sector if the maximum is
        reached. Please reconcile.

Subscription Procedure, page 45

20.   We note that the liquid net worth suitability requirements for Ohio and
        Tennessee investors are incomplete. Please revise.

Report of Independent Registered Public Accounting Firm, page I-2

21.   We note your response to our prior comment 19 and 20. We also note that you
        have removed your auditor's review report and replaced it with your auditor's
        compilation report. We also note that your auditor's compilation report states
        that they have not audited or reviewed the accompanying financial statements.
        Please note that although the staff does not require your auditor's to file a written
        review report, we do require that you engage an independent accountant to
        review your interim financial information. Please refer to PCAOB – AU Section
        722.03, Interim Financial Information. Please revise.

Statement of Stockholder's Equity (Deficiency), page I-6

22.   It appears that your Total Equity (deficiency) column which has a balance of
        ($326,855) for the line items "Net Loss - 2008" and "Balance - June 30, 2008" is
        not accurate. Please revise.

Note 5 – Deferred Revenue, page I-8

23.   We note your response to our prior comment 16. Please:
        • Discuss in your response or your disclosures your revenue recognition policy
          regarding your agreement with J.P. Morgan Chase.
        • Discuss in detail the nature and amount of the $12,000 in revenues for the six
          months ended June 30, 2008 on page 37 of your MD&A.

- Revise to complete the third sentence of the second paragraph under your MD&A stating, "The Company has begun receiving revenues from J.P. Morgan Chase relating to the two…"
- If not true, revise to delete the last sentence of the second paragraph which states, "Revenue is recognized when cash is received from a customer for work on that customer's contract with the Company." If true, please tell us why this accounting is appropriate and refer to your basis in the accounting literature.

Balance Sheets, page F-5

24.   We note your response to our prior comment 24. However, you have not revised your par value from $1 to $0.001 on either page F-5 or in your interim balance sheet on page I-3. Please revise.

Statement of Stockholders' Equity, page F-8

25.   Please refer to the line item, "Balance December 31, 2007." Revise the reference to $916,997 to the correct amount of $2,916,997.

26.   In addition, include the amount 6,250,000 and $2,916,997 in the line item "Common Stock Issued in exchange for debt – 2007."

Exhibits

27.   Please be advised that you will need to file executed copies of all material contracts currently in effect before your registration statement may be declared effective. For example, we note that you have filed "form of" agreements relating to Catoca Mining, and that your escrow agreements have not been executed.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

       You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Attorney-Adviser, at (202) 551-3370 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: by facsimile to (301) 576-5193
         Carl N. Duncan, Esq.